Exhibit 99.1

The following is a form of letter sent to certain constituencies on May 23, 2016.	Liam Condon Member of the Board of Management of Bayer AG and President Crop Science

Dear [Sir or Madam],

I am writing to you today to give you some detail about the announcement that we have made an offer to acquire Monsanto.

Our mission at Bayer is developing solutions to provide a better life for people across the world. We believe the acquisition of Monsanto would be an opportunity to expand upon that mission by enhancing our position as a Life Science company with leadership positions in core segments.

Acquiring Monsanto would give us the compelling opportunity to create a leading agriculture business to better serve farmers and consumers. This transaction would bring together leading Seeds & Traits, Crop Protection, Biologics, and Digital Farming platforms. Specifically, the combined business would benefit from Monsanto’s leadership in Seeds & Traits and Bayer’s broad Crop Protection product line across a comprehensive range of indications and crops. The combination would also be truly complementary from a geographic perspective, significantly expanding Bayer’s longstanding presence in the Americas and its position in Europe and Asia/Pacific.

The acquisition would take our combined Research and Development capability to a new level, creating a true Innovation Powerhouse that can better deliver solutions to the next generation of farmers by supporting their ability to sustainably feed a growing global population. The combined spend in Research and Development in our Crop Science division would amount to 2.5 billion Euros [2015 pro-forma]. The proposed combination of Bayer and Monsanto is about growth and bringing new innovative solutions to our customers.

All of our customers would benefit from the best service and agricultural know-how. Through our passion for innovation, new products and

May 23, 2016

Bayer CropScience AG

Alfred-Nobel-Str. 50

40789 Monheim am Rhein

Germany

Phone   +49 2173 38 3385

Fax +49 2173 38 3444

liam.condon@bayer.com

www.cropscience.bayer.com

Board of Management:

Liam Condon,

Chairman

Bernd Naaf

Michael A. Schulz

Chairman of the Supervisory Board:

Johannes Dietsch

Registered Office:

Monheim am Rhein

Local Court of Düsseldorf

HRB 46985

sustainable solutions we would be able to innovate quicker and to bring growers the specific solutions they need to help solve their challenges and enhance their yields. The ability of the combined businesses to invest in R&D would allow us to move more quickly into the key new technology areas (i.e. Digital Farming, hybrid wheat, biologics, non-toxic insecticides, herbicide platforms, etc.) in a way that neither company alone can currently achieve.

Bayer will continue to be positioned as a leading Life Science company providing innovative and science-based solutions for farmers, doctors and consumers in line with our portfolio which ranges from Pharmaceuticals to Consumer Health to Animal Health and Crop Science.

Today, we’ve made the very first step by announcing an offer to acquire Monsanto, a process that may well take some time. We have set up a website - www.advancingtogether.com - to share further updates and information. For the immediate future, our organization and thus all of your contact people will remain unchanged. This holds also true for any products and services we offer.

I would like to point out that this proposed acquisition will have no impact on our non-agricultural Environmental Science business. It will remain part of Bayer and you can expect full business continuity going forward. The ES consumer business will remain part of Bayer until October 2016, at which time we aim to close the transfer of the Garden and Advanced business to SBM Development. We are collaborating with SBM for a seamless transition.

We look forward to providing you with relevant updates as the process moves forward. If you have immediate questions, please do not hesitate to contact me.

Best regards,

Liam Condon

Member of the Board of Management of Bayer AG and President Crop Science

Forward-Looking Statements

This communication may contain forward-looking statements based on current assumptions and forecasts made by Bayer management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in Bayer’s public reports which are available on the Bayer website at www.bayer.com. The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

Additional Information

This communication relates to a proposed offer by Bayer Aktiengesellschaft or its subsidiaries (“Bayer”), to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Monsanto Company, a Delaware corporation (“Monsanto”).  This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Monsanto.  No tender offer for the shares of Monsanto has commenced at this time.  At the time a tender offer for the shares of Monsanto is commenced, Bayer will file tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) with the Securities and Exchange Commission (the “SEC”) with respect to the tender offer.  Any definitive tender offer documents will be mailed to the stockholders of Monsanto.  STOCKHOLDERS OF MONSANTO ARE URGED TO READ THE RELEVANT TENDER OFFER MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE TENDER OF THEIR SHARES.  Stockholders of Monsanto will be able to obtain free copies of these documents (if and when available) and other documents filed by Bayer with the SEC through the website maintained by the SEC at www.sec.gov.